

Mail Stop 7010

July 31, 2006

By U.S. Mail and Facsimile

Mr. William H. Weideman
Vice President and Controller
The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

> **Re: The Dow Chemical Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-3433**

Dear Mr. Weideman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief